Exhibit 16.1

April 30, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Armada Acquisition Corp. II under Change in Company’s Registered Accounting Firm of its Form S-1 dated April 30, 2025. We agree with the statements concerning our Firm in such Form S-1; we are not in a position to agree or disagree with other statements of Armada Acquisition Corp. II contained therein.

Very truly yours,

/s/ Marcum LLP

Marcum LLP